SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 21 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações”) and BRASIL TELECOM S.A. (“Brasil Telecom”), hereby referred to as “Companies”, in compliance with art. 157 of Law 6,404/76, informs to its Shareholders and to the market in general the following:

1.	The Companies have filed, on this date, a new complaint at CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) amending the original complaint filed on December 12, 2005, subject of the Notice to Shareholders disclosed on the same date, involving Messrs. Daniel Valente Dantas, Carla Cico and others, in light of new facts that have been identified regarding the previous management, related to the Opportunity Group.
2.	The acts that are subject to the complaint include the improper management of the Companies’ funds in businesses and operations with traces of controlling shareholder’s abuses, breaches of fiduciary duties, conflict of interests, violation of the Law and the By-Laws.
3.	The Companies’ have not booked possible credits related to the abovementioned complaint and are taking all necessary legal actions to be refunded from the damages and losses suffered due to the acts denounced.

Brasília/DF, March 21, 2006

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer